SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 0-23960 NOTIFICATION OF LATE FILING

(Check One):    ☒ Form 10-K     ☐ Form 11-K ☐     Form 20-F ☐     Form 10-Q

☐ Form N-SAR

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Full Name of Registrant    Easton Bancorp, Inc.

Former Name if Applicable    N/A

Address of Principal Executive Office (Street and Number)    501 Idlewild Avenue

City, State and Zip Code    Easton, Maryland 21601

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

As a result of the Registrant’s pending going private transaction and the review of the Form 10-KSB which is the subject of this notification, by the responsible officers of the Registrant and accountants and legal counsel for the Registrant, the Registrant is unable to file its Form 10-KSB within the prescribed time period.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

W. David Hill (Name)	(410) (Area Code)	819-0300 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Easton Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2004	By	/s/ W. David Hill

W. David Hill Chief Executive Officer and Chairman of the Board